EXHIBIT 99.1

B2Gold Reports Q2 2023 Results; Strong Q2 2023 Operating Results Position B2Gold to Achieve 2023 Annual Guidance; First Half of 2023 Cash Operating Costs and All-In Sustaining Costs Both Below 2023 Guidance Ranges

VANCOUVER, British Columbia, Aug. 02, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the second quarter of 2023. All dollar figures are in United States dollars unless otherwise indicated.

2023 Second Quarter Highlights

  Total gold production of 262,701 ounces in Q2 2023, in-line with expectations for the quarter: Total gold production of 262,701 ounces, including 16,740 ounces of attributable production from Calibre Mining Corp. (“Calibre”). The Fekola Mine produced 152,427 ounces in the quarter, benefitting from a favorable mine phasing sequence in the second quarter, with Phase 6 of the Fekola pit providing high-grade ore to the process plant. All B2Gold operations are on track to meet or exceed annual production guidance ranges.

  Total consolidated cash operating costs of $667 per gold ounce sold in Q2 2023, below the annual guidance range: Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $667 per gold ounce sold during the quarter. Consolidated cash operating costs from the Company’s three operating mines of $639 per gold ounce sold.

  Total consolidated all-in sustaining costs of $1,214 per gold ounce sold in Q2 2023, below the midpoint of the annual guidance range: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,214 per gold ounce sold. Consolidated all-in sustaining costs from the Company’s three operating mines of $1,210 per gold ounce sold.

  Attributable net income of $0.06 per share; Adjusted attributable net income of $0.07 per share in Q2 2023: Net income attributable to the shareholders of the Company of $80 million ($0.06 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $86 million ($0.07 per share).

  Operating cash flow before working capital adjustments of $199 million in Q2 2023: Cash flow provided by operating activities before working capital adjustments was $199 million in the second quarter of 2023.

  Robust financial position: At June 30, 2023, the Company had cash and cash equivalents of $506 million and working capital (defined as current assets less current liabilities) of $570 million.

  Q2 2023 dividend of $0.04 per share declared: The Company remains in a strong net positive cash position and paid a second quarter dividend of $0.04 per common share on June 27, 2023 (annualized rate of $0.16 per common share).

  Completed acquisition of Sabina Gold and Silver Corp. (“Sabina”); Goose Project construction on-track for mill completion and first gold production in Q1 2025: In the second quarter of 2023 the Company completed its inaugural winter ice road season, extinguished certain of Sabina’s construction financing obligations and received all critical materials that were necessary to maintain the schedule for construction completion of the mill and first gold production at the Goose Project in the first quarter of 2025. Currently, camp construction is partially complete, generators are being installed, and construction workshops are being erected. The Company has also decided to move to an owner-operated construction model versus a fixed priced EPC contract for the construction of the process plant, which will reduce costs and result in a mill with higher availability and lower sustaining capital requirements. Using B2Gold's owner-operated team also allows for flexibility in construction and the ability to prioritize construction activities as needed.

  Updated and significantly increased Mineral Resource Estimate for the Anaconda Area announced: On June 21, 2023, the Company announced an updated Mineral Resource estimate that includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate for the Anaconda Area.

Second Quarter 2023 Results

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	470,854	381,985	944,410	747,568
Net income ($ in thousands)	91,850	40,686	193,754	131,489
Earnings per share – basic(1) ($/ share)	0.06	0.04	0.14	0.11
Earnings per share – diluted(1) ($/ share)	0.06	0.04	0.14	0.11
Cash provided by operating activities ($ thousands)	194,983	124,879	398,806	232,189
Average realized gold price ($/ ounce)	1,969	1,861	1,934	1,867
Adjusted net income(1)(2) ($ in thousands)	85,804	45,248	191,666	110,344
Adjusted earnings per share(1)(2) – basic ($)	0.07	0.04	0.16	0.10
Consolidated operations results:
Gold sold (ounces)	239,100	205,300	488,250	400,400
Gold produced (ounces)	245,961	208,858	496,680	405,331
Cash operating costs(2) ($/ gold ounce sold)	639	771	574	702
Cash operating costs(2) ($/ gold ounce produced)	607	766	591	722
Total cash costs(2) ($/ gold ounce sold)	777	888	714	826
All-in sustaining costs(2) ($/ gold ounce sold)	1,210	1,109	1,128	1,069
Operations results including equity investment in Calibre:
Gold sold (ounces)	255,897	220,129	521,189	428,218
Gold produced (ounces)	262,701	223,623	529,557	432,988
Cash operating costs(2) ($/ gold ounce sold)	667	786	602	723
Cash operating costs(2) ($/ gold ounce produced)	636	781	618	742
Total cash costs(2) ($/ gold ounce sold)	800	900	738	844
All-in sustaining costs(2) ($/ gold ounce sold)	1,214	1,111	1,135	1,074

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2023, the Company had cash and cash equivalents of $506 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $570 million (December 31, 2022 - $802 million). At June 30, 2023, the full amount of the Company's $600 million revolving credit facility (“RCF”) was undrawn and available. In July 2023, the available and undrawn capacity of the RCF was increased to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders.

Second Quarter 2023 Dividend

On June 5, 2023, B2Gold’s Board of Directors declared a cash dividend for the second quarter of 2023 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on June 27, 2023. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Back River Gold District

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares in B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 kilometer (“km”) belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period with first gold production expected in the first quarter of 2025. In addition, B2Gold obtained significant untapped exploration potential across the 80 km belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project, and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Subsequent to completion of the acquisition of Sabina, in the second quarter of 2023, B2Gold completed its inaugural winter ice road season, extinguished certain of Sabina’s construction financing obligations and received all critical materials that were expected to be necessary to maintain the schedule for construction completion of the mill and first gold production at the Goose Project in the first quarter of 2025. Currently, camp construction is partially complete, generators are being installed, and construction workshops are being erected. The Company extinguished certain of Sabina's construction financing obligations with payments totaling $112 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal offtake agreement for a $63 million payment, and one-third of the gold stream arrangement for a $46 million payment.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million, which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million (approximately $676 million) with approximately C$550 million (approximately $418 million) expected to be spent by B2Gold up to completion of construction in the first quarter of 2025.

In the second quarter of 2023, a significant 2023 exploration program was approved for the Back River Gold District. B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters (“m”) of drilling. Drilling will be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Operations

Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	281,672	224,476	595,897	422,338
Gold sold (ounces)	142,850	121,250	307,900	226,650
Average realized gold price ($/ ounce)	1,972	1,851	1,935	1,863
Tonnes of ore milled	2,324,043	2,421,526	4,595,934	4,620,749
Grade (grams/ tonne)	2.24	1.71	2.36	1.63
Recovery (%)	91.8	92.4	91.9	92.8
Gold production (ounces)	152,427	123,066	318,291	224,714
Cash operating costs(1) ($/ gold ounce sold)	555	711	510	652
Cash operating costs(1) ($/ gold ounce produced)	538	639	509	632
Total cash costs(1) ($/ gold ounce sold)	721	847	673	797
All-in sustaining costs(1) ($/ gold ounce sold)	1,165	949	1,057	967
Capital expenditures ($ in thousands)	74,151	20,198	127,946	48,426
Exploration ($ in thousands)	—	4,062	1,706	10,456

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a successful second quarter of 2023 with gold production of 152,427 ounces. Fekola's gold production was slightly lower than expected due to a number of factors including lower than budgeted gold recovery, delayed delivery of a key mine production excavator and lower than budgeted mine production from Phase 6 of the Fekola pit as a result of blast hole drilling inefficiencies and congestion in working areas. The Company expects that the gold production variance will be caught up in the fourth quarter of 2023 and that the Fekola Complex is on track to meet its annual production guidance. For the second quarter of 2023, mill feed grade was 2.24 grams per tonne (“g/t”), mill throughput was 2.32 million tonnes, and gold recovery averaged 91.8%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $538 per ounce produced ($555 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2023 were slightly higher than expected resulting from lower than anticipated gold production.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 for the Fekola Mine were $1,165 per gold ounce sold. All-in sustaining costs were higher than expected primarily due to higher than anticipated sustaining capital expenditures as a result of timing of capital expenditures.

Capital expenditures in the second quarter of 2023 totaled $74 million primarily consisting of $21 million for mobile equipment purchases and rebuilds, $21 million for prestripping, $12 million for Fekola underground development, $6 million for the tailings facility raise project, $4 million for solar plant expansion and $3 million for haul road construction.

The low-cost Fekola Complex in Mali is expected to produce between 580,000 and 610,000 ounces of gold in 2023 at cash operating costs of between $565 and $625 per ounce and all-in sustaining costs of between $1,085 and $1,145 per ounce. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits. Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of a proposed new 2023 Mining Code by the State of Mali. As a result, the Company now expects Fekola Regional budgeted production of 18,000 ounces to be delayed into 2024. Due to availability of additional ore sources in the Fekola Complex, production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged.

Masbate Mine – The Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	111,291	99,675	168,283	182,768
Gold sold (ounces)	56,700	53,250	86,350	97,550
Average realized gold price ($/ ounce)	1,963	1,872	1,949	1,874
Tonnes of ore milled	2,000,360	1,986,253	4,069,402	3,996,441
Grade (grams/ tonne)	1.03	1.09	0.99	1.14
Recovery (%)	74.3	78.4	73.9	78.2
Gold production (ounces)	49,478	54,375	95,842	114,139
Cash operating costs(1) ($/ gold ounce sold)	850	764	847	773
Cash operating costs(1) ($/ gold ounce produced)	817	840	849	772
Total cash costs(1) ($/ gold ounce sold)	960	860	971	886
All-in sustaining costs(1) ($/ gold ounce sold)	1,091	1,082	1,169	1,054
Capital expenditures ($ in thousands)	6,098	14,057	15,051	19,750
Exploration ($ in thousands)	1,008	1,378	1,967	2,415

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong second quarter of 2023 with gold production of 49,478 ounces, above expectations, as a result of higher than anticipated mill feed grade and mill throughput. For the second quarter of 2023, mill feed grade was 1.03 g/t gold, mill throughput was 2.00 million tonnes, and gold recovery averaged 74.3%.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $817 per ounce produced ($850 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2023 were lower than expected as a result of higher than expected gold production, and lower than anticipated mining and processing costs resulting from lower than expected diesel and heavy fuel oil ("HFO") costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $1,091 per ounce sold. All-in sustaining costs for the second quarter of 2023 were lower than anticipated as a result of lower than expected cash operating costs and sustaining capital expenditures, and higher than expected gold ounces sold. The lower than expected sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures in the second quarter of 2023 totaled $6 million, primarily consisting of $3 million for mobile equipment purchases and rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2023 at cash operating costs of between $985 and $1,045 per ounce and all-in sustaining costs of between $1,370 and $1,430 per ounce. For 2023, Masbate is expected to process 7.8 million tonnes of ore at an average grade of 0.96 g/t gold with a process gold recovery of 74.5%. Gold production is scheduled to be relatively consistent throughout 2023. Mill feed will be a blend of mined fresh ore sourced from the Main Vein Pit and low-grade ore stockpiles.

The Masbate Mine has benefited from lower fuel costs over the first half of 2023. The Company will continue to monitor actual versus budget fuel prices in the third quarter of 2023 and if lower pricing continues to be observed, it will consider whether any revision to the Masbate Mine's full-year cash operating costs and all-in sustaining costs guidance is required at that time.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	77,891	57,834	180,230	142,462
Gold sold (ounces)	39,550	30,800	94,000	76,200
Average realized gold price ($/ ounce)	1,969	1,878	1,917	1,870
Tonnes of ore milled	875,055	850,889	1,699,007	1,696,111
Grade (grams/ tonne)	1.59	1.17	1.53	1.24
Recovery (%)	98.7	98.4	98.7	98.5
Gold production (ounces)	44,056	31,417	82,547	66,478
Cash operating costs(1) ($/ gold ounce sold)	641	1,018	535	763
Cash operating costs(1) ($/ gold ounce produced)	611	1,136	609	943
Total cash costs(1) ($/ gold ounce sold)	720	1,093	612	838
All-in sustaining costs(1) ($/ gold ounce sold)	1,187	1,403	1,024	1,090
Capital expenditures ($ in thousands)	15,630	23,152	32,976	39,283
Exploration ($ in thousands)	996	873	1,490	1,379

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the second quarter of 2023, producing 44,056 ounces of gold. As a result of the timing of higher-grade ore mining, Otjikoto’s annual gold production is expected to be 60% weighted to the second half of 2023, when mining is scheduled to reach the higher-grade portions of Phase 4 of the Otjikoto pit coupled with higher production from the Wolfshag underground mine. For the second quarter of 2023, mill feed grade was 1.59 g/t, mill throughput was 0.88 million tonnes, and gold recovery averaged 98.7%.

Production from the Wolfshag underground mine remained consistent during the second quarter of 2023, averaging over 1,000 tonnes per day at an average grade of 4.31 g/t. As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit includes 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 were $611 per gold ounce produced ($641 per ounce gold sold). Cash operating costs per ounce produced for the second quarter of 2023 were lower than expected as a result of higher production as described above, lower than budgeted fuel costs and a weaker Namibian dollar.

All-in sustaining costs for the second quarter of 2023 were $1,187 per gold ounce sold. All-in sustaining costs for the second quarter of 2023 were lower than anticipated as a result of lower than expected cash operating costs described above, and lower than expected sustaining capital expenditures primarily related to the timing of underground development. The lower than expected sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2023.

Capital expenditures for the second quarter of 2023 totaled $16 million, consisting of $13 million for pre-stripping in the Otjikoto pit and $2 million for Wolfshag underground mine development.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023 at cash operating costs of between $590 and $650 per ounce and all-in sustaining costs of between $1,080 and $1,140 per ounce. For 2023, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.87 g/t gold with a process gold recovery of 98.0%. Otjikoto’s gold production is still expected to be weighted 60% towards the second half of 2023 due to the timing of high grade ore mining from the Otjikoto pit and increased ore volumes from the Wolfshag underground mine.

The Otjikoto Mine has benefited from lower fuel costs and a weaker Namibian dollar over the first half of 2023. The Company will continue to monitor the Namibian dollar and actual versus budget fuel prices in the third quarter of 2023 and if lower pricing continues to be observed, it will consider whether any revision to the Otjikoto Mine's full-year cash operating costs and all-in sustaining costs guidance is required at that time.

Fekola Complex Regional Development and Exploration

Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits), and the Dandoko permit).

In the second quarter of 2023 and the first half of 2023, the Company invested $15 million and $30 million, respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, the haul road from Bantako North to Fekola is operational and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule; however, as discussed above (see Operations-Fekola Mine, Mali), receipt of an exploitation license for the Bantako North permit area remains outstanding.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 and 2023 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities, which are expected to be located on the Anaconda Area. Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of saprolite and transitional (oxide) resources.

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 km from the Fekola Mine in Mali. The June 2023 Mineral Resource estimate included a significantly increased Mineral Resource estimate for the Anaconda Area, comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the oxide Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 g/t gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold.

To allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the Fekola Complex optimization study are expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits.

Exploration

B2Gold is executing another year of extensive exploration in 2023 with an increased budget of approximately $84 million (original budget of $64 million). A significant focus will be in proximity to its operating mines in Mali, Namibia and the Philippines, as well as $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance B2Gold's early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, Canada, South America, the Philippines and Central Asia continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to B2Gold's 2023 investments in Snowline and its Rogue project in the Yukon, Canada, and its 2022 investment in Matador Mining Ltd. and its Cape Ray Gold project in Newfoundland, Canada.

Outlook

B2Gold expects to continue its strong operational performance in 2023 with total gold production forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $670 and $730 per ounce and total consolidated all-in sustaining (including estimated attributable results for Calibre) are forecast to be between $1,195 and $1,255 per ounce.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

After a very successful year for exploration in 2022, B2Gold is conducting an aggressive exploration campaign in 2023 with a budget of approximately $84 million with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

The closing of the acquisition of Sabina and the Goose Project adds a high grade, fully permitted, construction stage gold project in Nunavut, Canada to the Company's portfolio and enhances its operational and geographic diversification by combining B2Gold’s stable production base with a high grade, advanced development asset in a Tier-1 mining jurisdiction. The Goose Project has an estimated two-year construction period with first gold production expected in the first quarter of 2025. In addition, B2Gold has acquired access to significant untapped exploration potential across an 80 km belt.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Second Quarter 2023 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, August 3, 2023, at 10:00 am PT / 1:00 pm ET. You may access the call by registering at the participant conference link by clicking here prior to the scheduled start time. Once you have registered, you will be sent an email with a unique PIN which will connect you to the call at +1 (431) 341-4089 / +1 (855) 513-1368 (Canada) or toll free at +1 (844) 543-0451. You may also listen to the call via webcast by clicking here.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023, total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce;; the potential for Fekola Regional (Anaconda Area) to provide saprolite material to feed the Fekola mill in 2024; the timing and results of a study for the Fekola Regional (Anaconda Area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year; the Goose Project capital cost being approximately $800 million, and total capital expenditures including the accelerated underground development costs being $890 million; the construction of the Goose Project and first gold production in the first quarter of 2025; Otjikoto's gold production being weighted approximately 60% to the second half of 2023; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Further, estimates of inferred mineral resources have significant geological uncertainty and it should not be assumed that all or any part of an inferred mineral resource will be converted to the measured or indicated categories. Mineral resources that are not mineral reserves do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022

Gold revenue	$470,854	$381,985	$944,410	$747,568

Cost of sales
Production costs	(152,762)	(158,303)	(280,366)	(281,263)
Depreciation and depletion	(94,662)	(81,874)	(191,820)	(159,137)
Royalties and production taxes	(33,111)	(23,901)	(68,272)	(49,591)
Total cost of sales	(280,535)	(264,078)	(540,458)	(489,991)

Gross profit	190,319	117,907	403,952	257,577

General and administrative	(13,921)	(12,549)	(28,106)	(23,377)
Share-based payments	(4,591)	(4,041)	(11,445)	(12,445)
(Impairment) reversal of impairment of long-lived assets	(4,885)	909	(4,885)	909
Write-down of mineral property interests	—	(3,158)	(16,457)	(3,158)
Community relations	(1,722)	(453)	(2,725)	(1,072)
Foreign exchange losses	(2,253)	(6,001)	(2,849)	(8,457)
Share of net income of associate	7,009	4,139	11,988	6,911
Other (expenses) income	(10,817)	1,062	(14,415)	(970)
Operating income	159,139	97,815	335,058	215,918

Interest and financing expense	(2,916)	(2,691)	(5,842)	(5,274)
Interest income	6,035	2,506	11,854	4,628
Gains on derivative instruments	782	7,749	425	27,048
Other (expense) income	(3,618)	426	(5,218)	6,060
Income from operations before taxes	159,422	105,805	336,277	248,380

Current income tax, withholding and other taxes	(71,205)	(60,141)	(147,945)	(107,795)
Deferred income tax recovery (expense)	3,633	(4,978)	5,422	(9,096)
Net income for the period	$91,850	$40,686	$193,754	$131,489

Attributable to:
Shareholders of the Company	$80,418	$37,804	$166,391	$118,527
Non-controlling interests	11,432	2,882	27,363	12,962
Net income for the period	$91,850	$40,686	$193,754	$131,489

Earnings per share (attributable to shareholders of the Company)
Basic	$0.06	$0.04	$0.14	$0.11
Diluted	$0.06	$0.04	$0.14	$0.11

Weighted average number of common shares outstanding (in thousands)
Basic	1,251,832	1,061,270	1,164,104	1,059,060
Diluted	1,257,804	1,068,276	1,169,853	1,065,891

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Operating activities
Net income for the period	$91,850	$40,686	$193,754	$131,489
Mine restoration provisions settled	(579)	—	(579)	—
Non-cash charges, net	107,409	98,385	228,941	171,345
Changes in non-cash working capital	15,052	(8,736)	21,278	(53,471)
Changes in long-term value added tax receivables	(18,749)	(5,456)	(44,588)	(17,174)
Cash provided by operating activities	194,983	124,879	398,806	232,189

Financing activities
Extinguishment of gold stream and construction financing obligations	(111,819)	—	(111,819)	—
Repayment of equipment loan facilities	(2,887)	(4,705)	(6,465)	(11,495)
Interest and commitment fees paid	(1,118)	(1,096)	(2,120)	(2,324)
Cash proceeds from stock option exercises	3,464	8,600	5,908	12,631
Dividends paid	(51,730)	(42,512)	(94,706)	(84,746)
Principal payments on lease arrangements	(2,046)	(2,448)	(3,489)	(3,667)
Distributions to non-controlling interests	(2,198)	(3,158)	(4,280)	(4,180)
Revolving credit facility transaction costs	—	—	—	(2,401)
Other	770	892	1,587	730
Cash used by financing activities	(167,564)	(44,427)	(215,384)	(95,452)

Investing activities
Expenditures on mining interests:
Fekola Mine	(74,151)	(20,198)	(127,946)	(48,426)
Masbate Mine	(6,098)	(14,057)	(15,051)	(19,750)
Otjikoto Mine	(15,630)	(23,152)	(32,976)	(39,283)
Goose Project	(68,612)	—	(68,612)	—
Fekola Regional, pre-development	(15,035)	(6,717)	(29,810)	(6,929)
Gramalote Project	(1,204)	(4,130)	(1,714)	(8,537)
Other exploration and development	(24,552)	(15,982)	(40,543)	(29,236)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	38,083	—	38,083	—
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	(6,672)	—	(6,672)	—
Purchase of long-term investment	(16,764)	—	(31,880)	—
Cash paid for purchase of non-controlling interest	—	—	(6,704)	—
Deferred consideration	—	—	3,850	—
Cash paid on acquisition of mineral property	—	(48,258)	—	(48,258)
Cash paid on exercise of mineral property option	—	—	—	(7,737)
Funding of reclamation accounts	(1,351)	(1,917)	(2,640)	(4,098)
Other	101	(358)	(358)	(358)
Cash used by investing activities	(191,885)	(134,769)	(322,973)	(212,612)

Decrease in cash and cash equivalents	(164,466)	(54,317)	(139,551)	(75,875)

Effect of exchange rate changes on cash and cash equivalents	(3,067)	(7,751)	(6,188)	(10,432)
Cash and cash equivalents, beginning of period	673,740	648,760	651,946	672,999
Cash and cash equivalents, end of period	$506,207	$586,692	$506,207	$586,692

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$506,207	$651,946
Accounts receivable, prepaids and other	31,716	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	12,165	18,533
Inventories	339,095	332,031
	889,183	1,035,171

Long-term investments	67,036	31,865
Value-added tax receivables	158,084	121,323
Mining interests
Owned by subsidiaries and joint operations	3,566,960	2,274,730
Investments in associates	127,152	120,049
Long-term stockpile	53,581	48,882
Other assets	64,926	49,213
Deferred income taxes	3,963	—
	$4,930,885	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$153,318	$114,791
Current income and other taxes payable	128,875	95,623
Current portion of long-term debt	16,972	15,519
Current portion of mine restoration provisions	4,966	5,545
Other current liabilities	15,072	2,138
	319,203	233,616

Long-term debt	38,625	41,709
Gold stream obligation	128,400	—
Mine restoration provisions	100,198	95,568
Deferred income taxes	181,056	182,515
Employee benefits obligation	15,235	8,121
Other long-term liabilities	9,130	7,915
	791,847	569,444
Equity
Shareholders’ equity
Share capital	3,432,229	2,487,624
Contributed surplus	78,338	78,232
Accumulated other comprehensive loss	(142,824)	(145,869)
Retained earnings	654,265	588,139
	4,022,008	3,008,126
Non-controlling interests	117,030	103,663
	4,139,038	3,111,789
	$4,930,885	$3,681,233

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	33,111	1,078	34,189

Total cash costs	102,931	54,455	28,487	185,873	18,893	204,766

Gold sold (ounces)	142,850	56,700	39,550	239,100	16,797	255,897

Cash operating costs per ounce ($/ gold ounce sold)	555	850	641	639	1,061	667

Total cash costs per ounce ($/ gold ounce sold)	721	960	720	777	1,125	800

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	23,901	1,159	25,060

Total cash costs	102,733	45,794	33,677	182,204	15,854	198,058

Gold sold (ounces)	121,250	53,250	30,800	205,300	14,829	220,129

Cash operating costs per ounce ($/ gold ounce sold)	711	764	1,018	771	991	786

Total cash costs per ounce ($/ gold ounce sold)	847	860	1,093	888	1,069	900

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	68,272	2,332	70,604

Total cash costs	207,258	83,861	57,519	348,638	35,912	384,550

Gold sold (ounces)	307,900	86,350	94,000	488,250	32,939	521,189

Cash operating costs per ounce ($/ gold ounce sold)	510	847	535	574	1,019	602

Total cash costs per ounce ($/ gold ounce sold)	673	971	612	714	1,090	738

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	49,591	2,097	51,688

Total cash costs	180,615	86,420	63,819	330,854	30,386	361,240

Gold sold (ounces)	226,650	97,550	76,200	400,400	27,818	428,218

Cash operating costs per ounce ($/ gold ounce sold)	652	773	763	702	1,017	723

Total cash costs per ounce ($/ gold ounce sold)	797	886	838	826	1,092	844

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Inventory sales adjustment	2,698	(7,757)	1,587	(3,472)	—	(3,472)

Cash operating costs	81,943	40,413	26,934	149,290	17,815	167,105

Gold produced (ounces)	152,427	49,478	44,056	245,961	16,740	262,701

Cash operating costs per ounce ($/ gold ounce produced)	538	817	611	607	1,064	636

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	158,303	14,695	172,998
Inventory sales adjustment	(7,670)	4,985	4,325	1,640	—	1,640

Cash operating costs	78,588	45,675	35,680	159,943	14,695	174,638

Gold produced (ounces)	123,066	54,375	31,417	208,858	14,765	223,623

Cash operating costs per ounce ($/ gold ounce produced)	639	840	1,136	766	995	781

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Inventory sales adjustment	5,216	8,180	(62)	13,334	—	13,334

Cash operating costs	162,122	81,343	50,235	293,700	33,580	327,280

Gold produced (ounces)	318,291	95,842	82,547	496,680	32,877	529,557

Cash operating costs per ounce ($/ gold ounce produced)	509	849	609	591	1,021	618

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	281,263	28,289	309,552
Inventory sales adjustment	(5,682)	12,659	4,543	11,520	—	11,520

Cash operating costs	141,986	88,113	62,684	292,783	28,289	321,072

Gold produced (ounces)	224,714	114,139	66,478	405,331	27,657	432,988

Cash operating costs per ounce ($/ gold ounce produced)	632	772	943	722	1,023	742

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	—	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	—	33,111	1,078	34,189
Corporate administration	2,403	640	1,176	9,836	14,055	574	14,629
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,838	3,838	—	3,838
Community relations	1,370	41	311	—	1,722	—	1,722
Reclamation liability accretion	357	278	277	—	912	—	912
Realized gains on derivative contracts	(688)	(642)	(209)	—	(1,539)	—	(1,539)
Sustaining lease expenditures	981	303	297	465	2,046	—	2,046
Sustaining capital expenditures(2)	59,032	5,752	15,630	—	80,414	1,933	82,347
Sustaining mine exploration(2)	—	1,008	996	—	2,004	—	2,004

Total all-in sustaining costs	166,386	61,835	46,965	14,139	289,325	21,400	310,725

Gold sold (ounces)	142,850	56,700	39,550	—	239,100	16,797	255,897

All-in sustaining cost per ounce ($/ gold ounce sold)	1,165	1,091	1,187	—	1,210	1,274	1,214

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,151	6,098	15,630	95,879	1,933	97,812
Road construction	(2,657)	—	—	(2,657)	—	(2,657)
Fekola underground	(12,462)	—	—	(12,462)	—	(12,462)
Other	—	(346)	—	(346)	—	(346)

Sustaining capital expenditures	59,032	5,752	15,630	80,414	1,933	82,347

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023:

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	1,008	996	2,004	—	2,004
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	1,008	996	2,004	—	2,004

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	86,258	40,690	31,355	—	158,303	14,695	172,998
Royalties and production taxes	16,475	5,104	2,322	—	23,901	1,159	25,060
Corporate administration	2,172	870	1,574	7,933	12,549	1,075	13,624
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,179	3,179	—	3,179
Community relations	117	118	218	—	453	—	453
Reclamation liability accretion	224	227	165	—	616	—	616
Realized gains on derivative contracts	(4,778)	(4,829)	(2,076)	—	(11,683)	—	(11,683)
Sustaining lease expenditures	192	315	1,407	534	2,448	—	2,448
Sustaining capital expenditures(2)	14,101	13,724	7,578	—	35,403	—	35,403
Sustaining mine exploration(2)	362	1,378	679	—	2,419	—	2,419

Total all-in sustaining costs	115,123	57,597	43,222	11,646	227,588	16,929	244,517

Gold sold (ounces)	121,250	53,250	30,800	—	205,300	14,829	220,129

All-in sustaining cost per ounce ($/ gold ounce sold)	949	1,082	1,403	—	1,109	1,142	1,111

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,198	14,057	23,152	57,407	—	57,407
Cardinal mobile equipment	(2,426)	—	—	(2,426)	—	(2,426)
Tailings facility life-of-mine study	(3,507)	—	—	(3,507)	—	(3,507)
Fekola underground study	(25)	—	—	(25)	—	(25)
Other	(139)	—	(362)	(501)	—	(501)
Land acquisitions	—	(333)	—	(333)	—	(333)
Underground development	—	—	(13,196)	(13,196)	—	(13,196)
National power grid connection	—	—	(2,016)	(2,016)	—	(2,016)

Sustaining capital expenditures	14,101	13,724	7,578	35,403	—	35,403

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2022:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,062	1,378	873	6,313	—	6,313
Regional exploration	(3,700)	—	(194)	(3,894)	—	(3,894)

Sustaining mine exploration	362	1,378	679	2,419	—	2,419

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	—	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	—	68,272	2,332	70,604
Corporate administration	5,364	1,139	2,880	18,857	28,240	1,323	29,563
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	8,157	8,157	—	8,157
Community relations	2,044	99	582	—	2,725	—	2,725
Reclamation liability accretion	738	569	571	—	1,878	—	1,878
Realized gains on derivative contracts	(1,459)	(1,814)	(697)	—	(3,970)	—	(3,970)
Sustaining lease expenditures	1,045	610	920	914	3,489	—	3,489
Sustaining capital expenditures(2)	108,808	14,528	32,976	—	156,312	3,939	160,251
Sustaining mine exploration(2)	1,706	1,967	1,490	—	5,163	—	5,163

Total all-in sustaining costs	325,504	100,959	96,241	27,928	550,632	41,174	591,806

Gold sold (ounces)	307,900	86,350	94,000	—	488,250	32,939	521,189

All-in sustaining cost per ounce ($/ gold ounce sold)	1,057	1,169	1,024	—	1,128	1,250	1,135

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	127,946	15,051	32,976	175,973	3,939	179,912
Road construction	(5,067)	—	—	(5,067)	—	(5,067)
Fekola underground	(14,071)	—	—	(14,071)	—	(14,071)
Other	—	(523)	—	(523)	—	(523)

Sustaining capital expenditures	108,808	14,528	32,976	156,312	3,939	160,251

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023:

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	1,967	1,490	5,163	—	5,163
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	1,967	1,490	5,163	—	5,163

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	147,668	75,454	58,141	—	281,263	28,289	309,552
Royalties and production taxes	32,947	10,966	5,678	—	49,591	2,097	51,688
Corporate administration	4,287	1,228	2,875	14,987	23,377	1,546	24,923
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	6,879	6,879	—	6,879
Community relations	383	137	552	—	1,072	—	1,072
Reclamation liability accretion	383	410	282	—	1,075	—	1,075
Realized gains on derivative contracts	(6,887)	(7,400)	(3,298)	—	(17,585)	—	(17,585)
Sustaining lease expenditures	385	637	1,446	1,199	3,667	—	3,667
Sustaining capital expenditures(2)	35,968	19,005	16,245	—	71,218	—	71,218
Sustaining mine exploration(2)	3,993	2,415	1,157	—	7,565	—	7,565

Total all-in sustaining costs	219,127	102,852	83,078	23,065	428,122	31,932	460,054

Gold sold (ounces)	226,650	97,550	76,200	—	400,400	27,818	428,218

All-in sustaining cost per ounce ($/ gold ounce sold)	967	1,054	1,090	—	1,069	1,148	1,074

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,426	19,750	39,283	107,459	—	107,459
Cardinal mobile equipment	(7,999)	—	—	(7,999)	—	(7,999)
Tailings facility life-of-mine study	(3,930)	—	—	(3,930)	—	(3,930)
Fekola underground study	(368)	—	—	(368)	—	(368)
Other	(161)	—	(362)	(523)	—	(523)
Land acquisitions	—	(745)	—	(745)	—	(745)
Underground development	—	—	(18,930)	(18,930)	—	(18,930)
National power grid connection	—	—	(3,746)	(3,746)	—	(3,746)

Sustaining capital expenditures	35,968	19,005	16,245	71,218	—	71,218

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2022:

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	10,456	2,415	1,379	14,250	—	14,250
Regional exploration	(6,463)	—	(222)	(6,685)	—	(6,685)

Sustaining mine exploration	3,993	2,415	1,157	7,565	—	7,565

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	80,418	37,804	166,391	118,527

Adjustments for non-recurring and significant recurring non-cash items:
Impairment (reversal) of impairment of long-lived assets	4,885	(909)	4,885	(909)
Write-down of mineral property interests	—	3,027	16,419	3,027
Unrealized losses (gains) on derivative instruments	757	3,934	3,545	(9,463)
Office lease termination costs	—	—	1,946	—
Loan receivable provision	2,085	—	2,085	—
Change in fair value of gold stream	1,100	—	1,100	—
Dilution gain on investment in Calibre	—	—	—	(5,458)
Non-cash interest income on deferred consideration receivable	—	(1,051)	—	(2,090)
Deferred income tax (recovery) expense	(3,441)	2,443	(4,705)	6,710

Adjusted net income attributable to shareholders of the Company for the period	85,804	45,248	191,666	110,344

Basic weighted average number of common shares outstanding (in thousands)	1,251,832	1,061,270	1,164,104	1,059,060

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.07	0.04	0.16	0.10

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com